EXHIBIT 11 - SCHEDULE OF COMPUTATION OF EARNINGS PER SHARE


Formula:   Net income/Weighted Average Shares Outstanding -
           Net Income Per Common Share


Twelve-month period ended:

March 31, 1996      $142,360 / 7,328,235 shares = $.02 Net Income per
                    Common Share

March 31, 1997      $163,725 / 7,777,401 shares = $.02 Net Income per
                    Common Share